NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Presents at 2007 CAPP Oil and Gas Investment Symposium

JUN 20, 2007 - 12:45 ET

CALGARY, ALBERTA--(Marketwire - June 20, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) announced today that it is presenting at the 2007 Canadian Association Petroleum Producers ("CAPP") Oil & Gas Investment Symposium. The investment symposium is the largest oil and gas conference held annually in Canada. At the Canadian Superior presentations, Canadian Superior Chairman, Greg Noval, will outline the Company's 2007 growth strategy which is focused on exploration drilling offshore Trinidad that is about to commence this week and also comment on the Company's Western Canada and future offshore Nova Scotia drilling programs. The Canadian Superior presentation is webcast and can be accessed via Canadian Superior's website (www.cansup.com).

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
President and Chief Operating Officer
(403) 294-1411
(403) 216-2374 (FAX)

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5
Website: www.cansup.com